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                                                                    EXHIBIT 99.1


AltaRex and Biomira Announce Settlement of Lawsuits

EDMONTON, ALBERTA, CANADA, September 3, 1999 - AltaRex Corp. (AXO:TSE) and Biomira Inc. (BRA:TSE and BIOM:NASDAQ) today announced that they have reached a settlement with respect to issues which were the subject of litigation between the two biotechnology companies and have terminated such litigation. In February 1999, Biomira commenced legal action against AltaRex and certain individuals affiliated with AltaRex asserting Biomira's ownership of an invention disclosed in an international patent application filed by AltaRex. In March 1999, AltaRex filed suit against Biomira seeking a declaratory judgement concerning the terms of a license agreement between the companies and for certain breaches of contract. The settlement announced today includes, in addition to the termination of the respective lawsuits, the following:

The license agreement that was the subject of AltaRex's suit against Biomira has been amended and restated to clarify certain terms of the agreement that had given rise to issues raised by each of the parties.

Biomira has agreed to assign to AltaRex any interest Biomira might have in the patent application that was the subject of Biomira's lawsuit against AltaRex. AltaRex has granted to Biomira a royalty-free, non-exclusive license, if and when this patent issues, in relation to antigen-based or idiotypic cancer vaccines. This agreement will also extend to two additional antibodies, one of which will be royalty-bearing to AltaRex.

AltaRex has paid, on behalf of Biomira, a C$4.2 million repayment of Biomira's liability to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement. AltaRex will similarly fund a C$250,000 liability to the Alberta Government, under a separate contribution agreement, upon successful commercialization of OvaRex(TM) MAb, AltaRex's lead product candidate. Both governments had financially supported research and development work at Biomira and Biomira Research Inc. that ultimately principally benefited AltaRex. As a result of the above, the Industry Canada agreement has been terminated.

"The settlement of these disputes now allows us to pursue the development of OvaRex(TM) MAb for the treatment of ovarian cancer without the uncertainty brought about by the matters which were the subject of the litigation," commented Richard E. Bagley, President and Chief Executive Officer of AltaRex. "We are also pleased to have clarified with Biomira the terms of the license agreement so that such matters should not be at issue between the companies in the future."

"The resolution of the litigation is a win/win for both AltaRex and Biomira", said Alex McPherson, MD, PhD, President and CEO of Biomira. "From Biomira's perspective, we have saved several million dollars as a result of AltaRex's funding of the repayments to Industry Canada and the Alberta Government. As well, we have clarified our license agreement to the advantage of both parties," McPherson concluded.



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This settlement was facilitated by Dr. Robert W. Naismith, Chairman and CEO,
Genome Securities Inc. of Scranton, PA.

AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers. The Company's most advanced product, OvaRex(TM) MAb for ovarian cancer, is in two potentially pivotal Phase IIb clinical trials, while BrevaRex(TM) MAb is in a Phase I study.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. The commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. Biomira's lead product, THERATOPE(R) vaccine, is currently in a Phase III trial for women with metastatic breast cancer. The trial is being conducted in approximately 75 sites worldwide and involves 900 evaluable patients, the largest trial for an immunotherapeutic vaccine ever conducted. Biomira's second product, BLP25, recently entered a Phase II trial for patients with non-small cell lung cancer.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words 'believes', 'anticipates', 'plans', 'intends', 'expects' and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the companies' products, and other risks detailed from time-to-time in the companies' filings with the United States Securities and Exchange Commission and Canadian securities authorities.


                 THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED
                  NOR DISAPPROVED OF THE INFORMATION CONTAINED
                                     HEREIN.

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  AltaRex Contacts:                               Media Contact:
  Edward M. Fitzgerald                            Gretchen L.P. Schweitzer or
  Senior Vice President and Chief                 Megan Burling
     Financial Officer                            Feinstein Kean Partners
  (781) 672-0138                                  (617) 577-8110


  Biomira Contacts:                               Investor Relations:
  Edward Taylor                                   Jonathan Fassberg
  Vice President Finance and Administration       The Trout Group
  (780) 490-2806                                  (212) 477-9007
  Bill Wickson                                    Media Contact:
  Public Relations & Special Assistant            Brad Miles, BMC Communications
  (780) 490-2818                                  (212) 477-9007 x17